12 May 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 12 May 2006 it purchased 576,000 Reed Elsevier PLC ordinary shares at a price of 529.5097 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 15,767,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,265,438,387 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 12 May 2006, it purchased 360,000 Reed Elsevier NV ordinary shares at a price of €11.5773 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 10,086,500 Reed Elsevier NV ordinary shares in treasury, and has 734,823,975 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).